Exhibit 99.14

CONSENT OF EXPERT

I, Matthew Yovich, am one of the authors of the technical report entitled “NI 43-101 Technical Report Preliminary Economic Assessment Dewey-Burdock Uranium ISR Project South Dakota, USA” dated December 23, 2020 and effective as of December 3, 2019 (the “Technical Report”). At the time of preparing the Technical Report, I was a P.E. with Woodard & Curran and a “qualified person” within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects. I have since retired.

I hereby consent to being named in enCore Energy Corp.’s (the “Company”) Annual Report on Form 40-F (the “40-F”) for the fiscal year ended December 31, 2023, to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, as having prepared the Technical Reports and to the use of the Technical Reports, or any portion thereof, and to the inclusion or incorporation by reference of information derived from the Technical Reports and use of my name in the 40-F and the Company’s Registration Statements on Form F-10 (Nos. 333-269428 and 333-272609, the “F-10s”) and on Form S-8 (No. 333-273173, the “S-8”). This consent extends to any amendments to the 40-F or to the F-10s or S-8.

Dated March 28, 2024

By:	/s/ Matthew Yovich
Name:	Matthew Yovich